FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December, 2003

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

Schedule of Deferred Exploration and Mine Development Costs - Schedule “1”

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.
(Registrant)

Date: December 31, 2003	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

Schedule "1"

GENCO RESOURCES LTD.

Schedule of Deferred Exploration and Mine Development Costs

(Unaudited - Prepared by Management)

October 31, 2003

Three Months Ended October 31, 2003

Administrative	$ 30,991
Core storage	3,776
Drilling, surveying and lab fees	9,137
Drilling	114,505
Insurance	14,849
Lab fees	12,958
Surveying	14,601
Engineering reports	1,907
Environmental reports	878
Management fees	12,595
Small equipment and supplies	126,737
Large equipment and supplies	91,811
Travel and vehicle expenses	12,926
Subcontract, wages and benefits	229,504
$ 677,175